MAINSTREET
FINANCIAL CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2008

MAINSTREET FINANCIAL CORPORATION
629 West State Street, Hastings Michigan 49058-1643
(269) 945-9561
www.mainstreetsavingsbank.com

TABLE OF CONTENTS

A Message from the President

Dear Fellow Shareholders:

As we enter 2009, we remain extremely frustrated with the circumstances that confront us. The deepening recession and the very weak housing market continue to severely limit new lending opportunities and have significantly increased loan delinquencies and defaults. It appears likely that this environment will continue through 2009, and possibly beyond. On a positive note, short term interest rates continued to decline during 2008 due to aggressive actions by the Federal Reserve Board of Governors. This normalization of the interest rate yield curve to a more traditional, positive, slope is favorably impacting the Bank's net interest margin.

The Board of Directors and Senior Management continue to progressively pursue strategies to strengthen the Bank. We remain hopeful that the traditional strength of the southwest Michigan market will eventually produce an economic recovery that will reinvigorate our primary market area, stabilize property values and increase lending opportunities with both new and existing customers.

We continue to be proud of the heritage and reputation of our sole subsidiary, MainStreet Savings Bank. It is an organization built on providing very high quality customer service and the financial products and services expected from a true "community" bank. We say with pride "It's How We Bank Here".

We appreciate your patience, understanding and support as we work through these challenging times.

Sincerely,

David L. Hatfield
President, Chief Executive Officer
and Director

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31, 2008, 2007 and 2006 is derived from our audited financial statements. The following information is only a summary, and you should read it in conjunction with our audited financial statements and notes beginning page F-1.

	At December 31,		
	2008	2007	2006
Selected Balance Sheet Data:			
Total assets	$111,808	$115,028	$114,543
Loans, net	93,880	100,150	100,653
Securities available for sale, at fair value	1,585	1,924	2,088
Federal Home Loan Bank stock	1,785	1,589	1,589
Deposits	69,407	79,405	82,701
Federal Home Loan Bank advances	35,700	26,400	21,400
Other borrowings	700	700	700
Equity	5,202	7,154	8,599

	For the year ended December 31,		
	2008	2007	2006
	(In thousands)		
Selected Operations Data:			
Total interest income	$6,167	$6,888	$6,516
Total interest expense	3,440	4,377	3,938
Net interest income	2,727	2,511	2,578
Provision for loan losses	930	258	162
Net interest income after provision for loan losses	1,797	2,253	2,416
Fees and service charges	389	389	396
Loss on securities	(282)	---	---
Gain on sales of loans	31	22	40
Gain (loss) on sale of repossessed assets	(37)	49	(57)
Other non-interest income	47	31	49
Total non-interest income	148	491	428
Total non-interest expense	3,927	3,653	3,469
Income (loss) before taxes	(1,982)	(909)	(625)
Income tax expense (benefit)	---	437	(209)
Net income (loss)	$(1,982)	$(1,346)	$ (416)

	For the year ended December 31,	
	2008	2007
Selected Financial Ratios and Other Data:		
Performance ratios:		
Return on assets (ratio of net income to average total assets)	(1.87)%	(1.20)%
Return on equity (ratio of net income to average equity)	(39.48)%	(19.99)%
Interest rate spread information		
Average during period	2.58%	2.38%
Net interest margin[(1)]	2.71%	2.45%
Non-interest income to operating revenue	5.44%	19.57%
Operating expense to average total assets	3.70%	3.25%
Average interest-earning assets to average interest-bearing liabilities	103.23%	101.42%
Efficiency ratio[(2)]	136.60%	121.68%
Asset quality ratios:		
Non-performing assets to total assets at end of period	4.65%	2.56%
Non-performing loans to total loans	3.55%	2.02%
Allowance for loan losses to non-performing loans	25.75%	25.02%
Allowance for loan losses to loans receivable, net	0.91%	0.51%
Net charge-offs to average loans outstanding	0.57%	0.30%
Capital Ratios:		
Equity to total assets at end of period	4.65%	6.23%
Average equity to average assets	4.73%	5.99%
Other data:		
Number of full service offices[(3)]	3	3

(1) Net interest income divided by average interest-earning assets.

(2) Total non-interest expense as a percentage of net interest income and total other non-interest income.

(2) One of our full-service offices was closed in early 2009.

MAINSTREET FINANCIAL CORPORATION
CORPORATE INFORMATION

MainStreet Financial Corporation is incorporated under federal law to hold all of the stock of MainStreet Savings Bank, FSB and is subject to regulation by the OTS as a savings association holding company. Our principal business is operating our wholly owned subsidiary, MainStreet Savings Bank, FSB. At December 31, 2008, our principal assets, on an unconsolidated basis, were all of the outstanding shares of common stock of MainStreet Savings Bank, FSB and $101,000 in cash, and we had a $700,000 loan from a commercial bank. In addition, our employee stock ownership plan has a $227,000 loan from the same bank. Our principal executive offices are located at 629 W. State Street, Hastings, Michigan 49058-1643 and our telephone number is (269) 945-9561.

MainStreet Savings Bank, FSB is a federally chartered savings bank with two full service banking offices. It is a community oriented institution primarily engaged in attracting retail deposits from the general public and originating one- to four-family residential loans in its primary market area, including construction loans and home equity lines of credit. MainStreet Savings Bank, FSB also originates a limited amount of construction or development, consumer and commercial loans. The executive offices of MainStreet Savings Bank, FSB are located at 629 W. State Street, Hastings, Michigan 49058-1643, and its telephone number is (269) 945-9561. It also operates branch offices at 802 Fourth Avenue, Lake Odessa, Michigan and at Felpausch Food Center, 127 S. Michigan Avenue, Hastings Michigan, and a loan production office at Cornerstone Building, Suite 2, 407 West Michigan Avenue, Kalamazoo, Michigan.

Board of Directors of
MainStreet Financial Corporation and
MainStreet Savings Bank, FSB

Gordon F. Fuhr, Chairman
Retired
David L. Hatfield
President, MainStreet Savings Bank, FSB
Eric T. Dreisbach
Owner and Manager, Dreisbach Pontiac-GMC
Mary Lou Hart
Marketing Representative, WBCH radio
David L. Jasperse
Pharmacist and Owner, Bosley Pharmacy
Carl A. Schoessel
Retired
James R. Toburen
Senior Vice President, MainStreet Savings Bank, FSB

Executive Officers of
MainStreet Financial Corporation and
MainStreet Savings Bank, FSB

David L. Hatfield
President and Chief Executive Officer
James R. Toburen
Senior Vice President, Treasurer and Chief Financial Officer
Melody K. Bowman
Senior Vice President, Real Estate and Consumer Lending
Sandra K. Nichols
Senior Vice President, Operations and Information Technology and Secretary
Patricia L. Woods
Senior Vice President, Branch and Deposit Servicing Operations

Independent Auditors

Crowe Horwath, LLP
55 Campau Avenue, N.W.
Suite 300
Grand Rapids, MI 49503-2642

Special Counsel

Silver, Freedman & Taff, L.L.P.
3299 K Street, N.W., Suite 100
Washington, D.C. 20007

MAINSTREET FINANCIAL CORPORATION
SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders of MainStreet Financial Corporation will be held at our main office located at 629 W. State Street, Hastings, Michigan 49058-1643, on May 19, 2009, at 7:00 p.m. local time.

Annual And Other Reports

A copy of our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting James R. Toburen, MainStreet Financial Corporation, 629 W. State Street, Hastings, Michigan 49058-1643.

Price Range Of Common Stock and Dividends

	High	Low	Dividends
Fiscal 2008			
First Quarter	$6.30	$5.60	None
Second Quarter	$6.20	$1.50	None
Third Quarter	$3.10	$2.25	None
Fourth Quarter	$3.10	$0.15	None
Fiscal 2007			
First Quarter	$11.00	$9.65	None
Second Quarter	$10.00	$9.25	None
Third Quarter	$ 9.40	$9.01	None
Fourth Quarter	$ 9.25	$5.55	None

Our stock price reflects the high and low bid information for each period. The stock price information set forth in the table above was provided by the Yahoo Finance System and is based on OTC quotations. The closing price of our common stock on March 17, 2009 was $0.31.

Our board of directors currently does not intend to pay cash dividends on its common stock, and no assurances can be given that any dividends will be paid in the future.

Shares Outstanding

At March 17, 2009 there were 756,068 shares of MainStreet Financial Corporation common stock outstanding (including unallocated ESOP shares) and there were approximately 110 holders of record.

Stock Listing

MainStreet Financial Corporation common stock is traded on the OTC Bulletin Board under the symbol "MSFN.OB."

Stockholders and General Inquiries

MainStreet Financial Corporation files an annual report on Form 10-K and three quarterly reports on Form 10-Q with the Securities and Exchange Commission. Copies of these forms are available by request and at www. sec.gov in EDGAR filings. Requests for these reports, as well as inquiries from shareholders, analysts and others seeking information about MainStreet Financial Corporation should be directed to James R. Toburen, Senior Vice President, at 629 W. State Street, Hastings, Michigan 49058-1643, telephone (269) 945-9561.

Transfer Agent

Shareholders should direct inquiries concerning their stock, including requests to change name, address or ownership or consolidate accounts and reports of lost certificates to our transfer agent at 800-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Recent Regulatory Matters

In 2008 and 2007, the Company's earnings were negatively impacted by rising short-term interest rates, which had increased interest expense through mid-year, the flat yield curve, which reduced interest margins, and the slower economy in southwest Michigan, which significantly reduced loan demand and increased loan delinquencies and associated losses. We have continued to experience operating losses in 2008, which reduced our capital. Our net loss of $1,982,000 for the year ended December 31, 2008, includes a $930,000 loan loss provision which recognizes the economic downturn in our market area. The remainder of the net loss for 2008 is largely attributable to the continuing slowdown in the Michigan economy and the flat yield curve. This declining economy has caused an increase in our non-performing assets.

As a result of the Bank's continuing operating losses and declining capital levels, it became adequately capitalized under prompt corrective action regulations of the Office of Thrift Supervision ("OTS") as of June 30, 2008. We anticipate that the Bank will continue to experience operating losses in 2009, which will continue to reduce its capital level. As a result, the Bank may become under capitalized under the OTS prompt corrective action regulations, which would subject it to additional regulatory limits and requirements and would require the Company to provide a partial capital guarantee for the Bank. The Company may not be able to fulfill such a requirement.

Primarily as a result of the continuing operating losses, our subsidiary, MainStreet Savings Bank, FSB (the "Bank') received a letter from the OTS dated February 5, 2008, stating that the Bank is deemed to be in troubled condition, and, as a result, is subject to specified operating restrictions. These operating restrictions provide that: (1) the Bank must limit its quarterly asset growth to net interest credited on deposit liabilities during the quarter (unless additional asset growth is permitted by the OTS); (2) the Bank must obtain prior OTS approval prior to appointing any new director or senior executive officer; (3) the Bank's ability to enter into certain severance agreements or make certain severance payments is limited by 12 C.F.R. § 359; (4) the Bank must receive OTS approval of any new, renewed or amended arrangements providing compensation or benefits to its directors and officers; (5) the Bank must obtain OTS approval of all third-party contracts outside the normal course of business; and (6) the Bank must provide the OTS with 30-days notice of all proposed transactions with affiliates.

Effective April 4, 2008, the Bank entered into a supervisory agreement to address the OTS's concerns regarding the financial condition of the Bank. Among other things, the supervisory agreement with the OTS requires the Bank to: (1) prepare and submit a three-year business plan; (2) revise its liquidity management policy; (3) enhance compliance training; (4) prepare and submit quarterly reports on classified assets; and (5) continue to abide by the limits in the February 5, 2008 "troubled condition" letter.

The continuing decline in the Bank's capital since the execution of the supervisory agreement could result in the OTS pursuing additional enforcement and regulatory actions against the Bank and Company. Unless the Bank is acquired or receives a significant capital infusion, in 2009, such additional actions could include placing the Bank in receivership.

The principal business of MainStreet Financial Corporation ("Company") is operating our wholly owned subsidiary, MainStreet Savings Bank ("Bank"). The Bank is a community oriented institution primarily engaged in attracting retail deposits from the general public and originating one- to four-family residential loans in its primary market area, including construction loans and home equity lines of credit. The Company is in a mutual holding company structure and 53% of its stock is owned by MainStreet Financial Corporation, MHC ("MHC").

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investments and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. As a result of the slower economy, declining household net worth and an overall decline in consumer and business activity, loan originations have decreased. Non-interest income consists primarily of service charges on deposit accounts, transaction fees and commissions from investment services. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

During 2008, the Company's earnings continued to be negatively impacted by decreased interest income, due to a lower volume of loan originations and the slower economy in southwest Michigan. The economic environment significantly reduced loan demand and increased loan delinquencies and associated losses, particularly due to decreased property values. We experienced a $1,982,000 loss during 2008, which reduced our capital. This continuing weak economy has caused a $950,000 increase in other real estate owned during the year ended December 31, 2208. During 2008, $1,608,000 in delinquent real estate loans were converted to other real estate owned, as compared to only $1,018,000 during 2007. We experienced a $37,000 loss on the sale of repossessed properties 2008, compared to a $50,000 gain during 2007.

The allowance for loan losses has increased to $858,000 at December 31, 2008 from $508,000 at December 31, 2007. The increase during the year is the result of a $930,000 provision for loan losses and recoveries of $18,000 less charge-offs of $598,000. These charge offs include a $36,000 loss attributable to the sale of property by a borrower, which was security for a delinquent land development loan. Additionally, there were $362,000 in write downs experienced on eight other real estate properties, either held in redemption or real estate owned, which are currently listed or in the process of being listed for sale by the bank. Charge offs totaling $80,000 on 14 consumer loans, eight of which were unsecured and six secured by collateral are in the process of being repossessed, a $13,000 charge off on a commercial loan secured by a vehicle, an $18,000 charge off of a second mortgage where the value was not enough to satisfy both liens and an $89,000 charge off of a mortgage that was later deemed unsecured due to a lien imperfection. Management believes the allowance at December 31, 2008 is adequate given the collateralization of delinquent and non-performing loans.

Difficult market conditions and economic trends have adversely affected our industry and our business.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant writedowns of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional writedowns. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Southwestern Michigan has experienced the adverse impact of these economic trends more significantly than most of the country for over three years. Financial institutions have experienced decreased access to deposits or borrowings. Our access to Federal Home Loan Bank advances has decreased in recent months as the required collateral level has increased.

The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected our business, financial condition, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more difficult and complex under these difficult market and economic conditions. We also expect to face increased regulation and government oversight as a result of these downward trends. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have and may continue to deplete the insurance fund of the FDIC and reduce the FDIC's ratio of reserves to insured deposits.

We do not expect these difficult conditions to likely improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. We expect to experience continued increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds, all of which will result in our continued operating losses and declining capital.

Recent legislative and regulatory initiatives to address these difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP was to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled asset of financial institutions.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry. In addition, the FDIC has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction accounts through the end of 2009 and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. Financial institutions were allowed to opt out of these two programs.

We opted out of the guarantee of unsecured debt. We are participating in the program that provides unlimited deposit insurance coverage through December 31, 2009, for noninterest bearing savings accounts. Under that program we pay a 10 basis point fee (annualized) on the balance of each covered account in excess of $250,000, while this extra deposit insurance is in place. At December 31, 2008 we had $263,000 in such accounts in excess of $250,000.

Our deposit insurance premiums during the year ended December 31, 2008 were $179,000, compared to $30,000 for the prior year. This increase reflects the higher premiums charged all institutions generally and charged to institutions with regulatory issues or declining financial condition. These premiums will increase in 2009 due to recent strains on the FDIC deposit insurance fund.

The FDIC has issued new deposit premium levels for 2009 to include higher regulatory payments plus a special assessment during the second quarter of 2009, which will range from 10 to 20 basis points (depending on whether the FDIC is given broader borrowing authority). These increases also include higher premiums based on an institution's level of brokered deposits and FHLB advances, which may apply to the Bank. These premiums are expected to increase by approximately 175% during 2009.

Forward-Looking Statements

This report contains certain 'forward-looking statements' that may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," or "estimated." Our financial condition, results of operations and business are subject to various factors that could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general and local economic conditions, changes in interest rates (particularly the relationship of short-term rates to long-term rates), deposit flows, demand for mortgage, consumer and other loans, real estate values, local levels of unemployment and underemployment, competition, changes in accounting principles, policies or guidelines, changes in legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services. Our ability to predict results or the actual effect of future plans or strategies is uncertain. We do not undertake, and specifically disclaim, any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic and other conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. SFAS No. 109, "Accounting for Income Taxes," require the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. During 2007 we concluded, based on higher than expected operating losses and a difficult operating environment, that a valuation allowance should be established to reduce our net deferred tax asset at December 31, 2007 to zero. This non-cash charge increased our net loss for the year ended December 31, 2007 by $437,000 and decreased shareholders' equity but does not affect our regulatory capital, because net deferred tax assets not supported by taxes paid and recoverable are not included in regulatory capital. During 2008 no provision was made for income taxes as we continued to incur operating losses.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are adopted by our board of directors and are implemented by our asset and liability management committee, which is comprised of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The asset and liability management committee meets regularly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on its review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- continuing to limit the percentage of long-term fixed-rate loans within our portfolio;
- originating a mix of variable-rate and shorter term fixed-rate loans;
- originating prime-based home equity lines of credit;
- continuing the origination of one- to four-family residential construction loans to prospective owners and developers;
- continuing the origination of consumer loans;
- continuing the origination of commercial loans;
- managing deposit relationships for stability and a lower cost of funds position; and
- using Federal Home Loan Bank advances to align maturities and repricing terms of funding sources with loans.

The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

As illustrated in the table below, which is based on the most recent information available from the OTS, the Bank would benefit from a decrease in market rates of interest. Our net portfolio value, or NPV, would be negatively impacted by an increase in interest rates. An increase in rates would negatively impact our NPV as a result of deposit accounts and

Federal Home Loan Bank borrowings repricing more rapidly than loans and securities due to the fixed rate nature of a large portion of our loan and security portfolios. As rates rise, the market value of fixed rate assets declines due to both the rate increases and slowing prepayments.

December 31, 2008				
Change in Interest Rates in Basis Points	Net Portfolio Value			NPV Ratio %
	Amount	$ Change	% Change	
	(Dollars in thousands)			
+300 bp	4,707	-1,421	-23%	4.24%
+200 bp	5,399	-728	-12%	4.82%
+100 bp	5,878	-249	-4%	5.21%
0 bp	6,127	---	---	5.40%
-100 bp	5,995	-132	-2%	5.28%

Certain assumptions are used to assess the interest rate risk of the Bank. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets and liabilities. The assumptions used for loan repayment rates and deposit decay rates were obtained from the OTS based on December 2008 financial information. Although management finds the assumptions used to be reasonable, the interest rate sensitivity of the Bank's assets and liabilities and the estimated effects of changes in interest rates on the Bank's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

Despite our efforts to reduce the inherent interest rate risk in our portfolio, the flattening of the yield curve has reduced our net interest margin, eliminating our ability to generate net profits.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

General. Total assets decreased by $3.2 million, or 2.8%, to $111.8 million at December 31, 2008, from $115.0 million at December 31, 2007. A significant reason for this decrease was a sale of $3.8 million in residential real estate loans during the first quarter of 2008, in order to maintain the Bank's then well-capitalized status and to comply with the growth limits in the OTS supervisory directive and supervisory agreement. These sold loans had balloon notes with an average remaining term of less than five years and contained terms typical of current offerings and portfolio averages. Our cash and securities increased $2.4 million during 2008. Our loan portfolio decreased $6.3 million after the loan sale due to delinquent loans converting to other real estate owned, decreased demand for loans and the retention of the proceeds of loan repayments for liquidity purposes, rather than for loan originations.

Cash and Securities. Cash and cash equivalents increased by $2.8 million during the period, to $7.9 million at December 31, 2008. Our current liquidity strategy is to maintain higher levels of available funds to meet expenses and commitments. Our securities portfolio decreased by $340,000 during the year, which primarily was a result of a $282,000 other-than-temporary impairment adjustment on a mutual fund investment. That portfolio is designated as available for sale and we have substantially all of our securities investments in shorter-term instruments. Cash and securities were 8.5% and 6.2% of total assets at December 31, 2008, and December 31, 2007, respectively. See also "Liquidity" and Off-Balance Sheet Commitments."

Loans. Our loan portfolio decreased $6.3 million or 6.3 %, from $100.2 million at December 31, 2007 to $93.9 million at December 31, 2008. In March 2008, we sold $3.8 million in residential loans in order to comply with the OTS growth limit and to maintain the Bank's then well-capitalized status. The slower economy in southwest Michigan has significantly reduced loan demand, particularly for residential purchase mortgage, construction and development loans. That slower economy also has resulted in increased foreclosures described below. Additionally, new competitors in our primary market are pursuing new lending opportunities with aggressive pricing. The decrease in our loan portfolio consisted of a 6.23% decrease in one- to four-family residential mortgages (including the $3.8 million in loans sold), a 10.92% decrease in commercial real estate and business loans, a 10.99% decrease in consumer loans, a 21.13% increase in home equity lines of credit (half of which was attributable to one loan of $550,000 secured by a first mortgage) and a 5.31% increase in construction and development loans.

Other Real Estate Owned. Other real estate owned ("OREO") increased by $950,000 or 104.28% from $911,000 at December 31, 2007 to $1.9 million at December 31, 2008. During 2008, $1.6 million in delinquent real estate loans were converted to other real estate owned, as compared to only $1.0 million during 2007. This increase in 2008 reflects foreclosures or properties deeded in lieu of foreclosure on twelve single family homes with loan balances totaling $1.6 million. Our other real estate owned currently consists of 19 one-to four- family homes with balances of $1.9 million. This increase reflects the continued deteriorating economic conditions in Michigan.

Allowance for Loan Losses. The allowance for loan losses is maintained to cover losses that are probable and can be estimated on the date of the evaluation in accordance with U.S. generally accepted accounting principles. It is our estimate of probable incurred credit losses in our loan portfolio.

Our methodology for analyzing the allowance for loan losses consists of specific and general components. We stratify the loan portfolio into homogeneous groups of loans that possess similar loss-potential characteristics and apply an appropriate loss ratio to the homogeneous pools of loans to estimate the probable losses in the loan portfolio. The amount of loan losses in our consumer portfolio is estimated by using historical loss ratios for major loan collateral types adjusted for current factors. We use historical peer group averages for commercial loans, due to the less-seasoned nature of this portion of our loan portfolio. The historical loss experience is generally defined as an average percentage of net loan losses to loans outstanding. A separate valuation of known losses for individual classified large-balance, non-homogeneous loans is also conducted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114. The allowance for loan losses on individually analyzed loans includes commercial business loans and one- to four-family and commercial real estate loans, where management has concerns about the borrower's ability to repay. Loss estimates include the difference between the current fair value of the collateral and the loan amount due.

Our allowance for loan losses at December 31, 2008, was $858,000, or 0.91% of net loans, compared to $508,000, or 0.51% of net loans, at December 31, 2007. The following table is an analysis of the activity in the allowance for loan losses for the periods shown.

	Twelve Months Ended December 31	
	2008	2007
Balance at beginning of period	$508,000	$538,000
Provision charged to income	930,000	258,000
Recoveries	18,000	56,000
Charge-offs	(598,000)	(344,000)
Balance at end of period	$858,000	$508,000

Nonperforming loans increased during 2008 by $1.3 million, or 65.0%, from $2.0 million at December 31, 2007, to $3.3 million at December 31, 2008, primarily as a result of the continued declining economy in Michigan. Our overall nonperforming loans to total loans ratio increased from 2.02% at December 31, 2007, to 3.55% at December 31, 2008. At December 31, 2008, we had 26 nonperforming loans as follows:

- Two large commercial relationships – A $412,000 loan for the development of residential lots, which is in non-accrual status and in the process of foreclosure. We believe the value of the collateral for this land development loan currently exceeds the outstanding balance. The other is a $523,000 land development loan currently past maturity on which we are working with the borrower regarding renewal.

- Nine commercial loans - One participation loan secured by multi unit housing for $217,000 that is in non-accrual status. Three loans to a landscaping company totaling $63,000 (borrower is making scheduled payments but has not been able to cure the arrearage) secured by vehicles and equipment. A $127,000 loan on commercial real estate; two construction spec loans totaling $293,000; two commercial totaling $64,000 secured by corporate assets and real estate. The Bank believes these loans to be adequately collateralized with respect to the outstanding balances and the Bank expects no material loss related to these loans.

- Twelve one-to-four-family mortgage loans totaling $1,503,000. Eleven of these loans totaling $1,368,000 are in non-accrual status and are in various stages of foreclosure. Eight of the twelve loans totaling $912,000 are believed to be adequately collateralized with respect to the outstanding balances and the Bank expects no material loss related to these loans. Four of the loans totaling $591,000 have insufficient collateral values on which the bank expects to incur a loss. Loan loss reserve dollars have been allocated to these loans in anticipation of these losses. Three of these loans totaling $491,000 are to the same borrower and these properties are in the process of being deeded to the Bank in lieu of a foreclosure action.

- Two vacant land loans to the same borrower totaling $133,000, where the borrower has filed bankruptcy and the bank is waiting for release of stay by the bankruptcy trustee to complete a deed to the Bank in lieu of a foreclosure action.

- One consumer loan totaling $7,000.

The Bank has purchased participation interests in two loans to a commercial real estate development company, both of which are now classified troubled debt restructures. One loan in the amount of $476,000 is for the development of residential lots in a now partially completed condominium project. The lead bank has provided construction financing for all of the homes in the project. The second loan of $153,000 is secured by a commercial building. The lead lender, with our concurrence, has reduced the interest rate of these loans, as they did on all of this borrower's loans held in their own portfolio, in order to reduce the required payments to a level that can be supported by the borrower's current cash flow. No loss is expected on these loans.

Our loan delinquencies increased during the year to $4.7 million, or 5.0% of total loans, at December 31, 2008, compared to $4.5 million, or 4.5% of total loans, at December 31, 2007. The increase in loan delinquencies during 2008 was primarily the result of the current market conditions in our market area.

On December 31, 2008, the Bank was monitoring other loans of concern classified as substandard or doubtful on the Bank's monthly delinquency report. These loans consisted of commercial loans that include: three loans totaling $408,000 secured by one- to four- family first mortgages; a $25,000 second mortgage secured by one- to four- family real estate; two loans totaling $78,000 secured by commercial real estate; and a $205,000 line of credit for land development. Residential loans that include: two loans totaling $232,000 secured by one- to four- family real estate; three second mortgage HELOC loans totaling $129,000; and two loans for vacant land with a total of $134,000. Consumer loans include: six secured loans totaling $25,000; three unsecured loans totaling $14,000. All loans are being actively monitored and collection efforts are continuing.

Past due loans classified as special mention that are being monitored by the Bank's loan review committee include two loans to a real estate developer that are secured by a single family real estate development and a second mortgage HELOC on the developer's primary residence that totals $313,000, two loans that include a first and a second mortgage secured by a single family home totaling $214,000, and a $71,000 first mortgage loan secured by a one- to four- family residential property.

With our market area continuing to experience sluggish economic conditions, we anticipate high levels of delinquencies and net charge-offs will continue during the remainder of 2009.

Deposits. Total deposits decreased by $10.0 million, or 12.6%, to $69.4 million at December 31, 2008, from $79.4 million at December 31, 2007. This decrease is primarily the result of not renewing $18.4 million in wholesale deposits during the year, as we shifted to FHLB advances and were precluded from accepting these deposits when we became adequately capitalized in June 2008. We have not experienced a material decrease in retail deposits in our local market.

During the year, demand deposits increased $76,000 and savings and money market accounts increased $2.8 million. The amount of time deposits or certificates at December 31, 2008 was $12.9 million less than at the end of 2007, primarily due to the decision of our customers holding cash in more liquid accounts and our decision to not renew wholesale deposits.

Borrowings. Federal Home Loan Bank advances increased $9.3 million, or 35.2%, to $35.7 million at December 31, 2008, from $26.4 million at December 31, 2007. We increased Federal Home Loan Bank borrowings to replace higher cost wholesale certificates of deposit, which we chose not to renew. At December 31, 2008, we had the ability to borrow an additional $725,000 from the Federal Home Loan Bank.

At December 31, 2008, we had $700,000 outstanding on our loan from another bank, which is secured by 100% of the outstanding common stock of the Bank. The interest rate on this loan at December 31, 2008 was 7.15%. Our operating losses and level of non-accrual loans and other real estate owned have been a violation of financial covenants of the loan and an event of default. On February 6, 2009, the lender provided a letter agreeing to forbear from enforcing those covenants through June 30, 2009 so long as we otherwise remain in compliance with the loan documents and forbearance letter for this loan and the lender's other loan to our employee stock ownership plan. At December 31, 2008 we were not in compliance with these requirements. Failure to maintain well-capitalized status is a default under our bank loan and the 2008 forbearance letters for previous events of default under that loan. We will ask the lending bank for additional forbearance if the Bank does not return to well-capitalized status by June 30, 2009. However, that forbearance may not be granted.

Equity. Total equity decreased $1.9 million, or 26.8%, to $5.2 million at December 31, 2008, from $7.1 million at December 31, 2007. The decrease in equity was primarily due to a net loss of $1.9 million for the year. On August 8, 2008 the Bank lost well-capitalized status under prompt corrective action regulations of the OTS and became adequately capitalized. The change in status was effective June 30, 2008. See "Capital."

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2008 and 2007. Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended December 31,					
	2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)			
Interest-Earning Assets:						
Loans receivable[(1)]	$94,397	$5,943	6.30%	$ 94,867	$6,490	6.84%
Deposits at other institutions	2,908	57	1.96	4,133	207	5.00
Mortgage-backed securities	1,820	86	4.73	2,012	118	5.87
Federal Home Loan Bank stock	1,640	81	4.94	1,589	73	4.62
Total interest-earning assets[(1)]	100,397	6,167	6.12	102,601	6,888	6.71
Interest-Bearing Liabilities:						
Savings deposits	7,462	34	0.46	7,857	36	0.46
Demand and NOW deposits	11,671	208	1.78	10,474	159	1.52
Certificate accounts	46,159	2,022	4.38	59,401	2,925	4.92
Federal Home Loan Bank advances	31,264	1,129	3.61	22,730	1,200	5.28
Bank loan	700	47	6.71	700	57	8.10
Total interest-bearing liabilities	97,256	3,440	3.54	101,162	4,377	4.33
Net interest income		$2,727			$2,511	
Net interest rate spread			2.58%			2.38%
Net earning assets	$ 3,141			$ 1,439		
Net interest margin			2.71%			2.45%
Average interest-earning assets to average interest-bearing liabilities	103.23%			101.42 %		

(1) Calculated net of deferred loan fees, loan discounts and loans in process.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended December 31, 2008 vs. 2007			Year ended December 31, 2007 vs. 2006		
	Increase (decrease) due to		Total increase	Increase (decrease due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
Interest-earning assets:						
Loans receivable	$(32)	$(515)	$(547)	$ (36)	$233	$197
Deposits at other institutions	(49)	(101)	(150)	181	1	182
Mortgage-backed securities	(11)	(21)	(32)	(13)	14	1
Federal Home Loan Bank stock	2	6	8	(5)	(3)	(8)
Total interest-earning assets	(90)	(631)	(721)	127	245	372
Interest-bearing liabilities:						
Savings deposits	(2)	---	(2)	(4)	---	(4)
Demand and NOW deposits	19	30	49	(8)	40	32
Certificate accounts	(604)	(299)	(903)	483	281	764
Federal Home Loan Bank advances	373	(444)	(71)	(233)	(21)	(254)
Bank loan	---	(10)	(10)	(90)	(9)	(99)
Total interest-bearing liabilities	$(214)	$(723)	(937)	$148	$291	439
Net interest income			$216			$ (67)

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007.

General. The net loss for the year ended December 31, 2008, was $2.0 million as compared to a net loss of $1.3 million in 2007. The net loss for 2008 reflects a $200,000 increase in net interest income primarily attributable to declining interest rates for deposits and Federal Home Bank advances. Our provision for loan losses increased $672,000 for the year. Regulatory assessments increased $177,000, salaries and employee benefits increased $38,000, administrative services increased $67,000 and professional services increased $65,000 during 2008. These increases were offset by a $61,000 decrease in premises and equipment expense. Non-interest income decreased during the year by $343,000. The decrease is primarily attributable to a $282,000 impairment of a mortgage-backed mutual fund that was determined to be other than temporarily impaired and a $37,000 loss on the sale of repossessed property.

Interest Income. Interest income decreased by $721,000, or 10.5%, to $6.2 million for the year ended December 31, 2008, from $6.9 million in 2007. The decrease in interest income is primarily related to the decrease in the weighted average yield of the residential loan portfolio during the year, as well as the decrease in loan portfolio balances.

The weighted average yield on loans decreased to 6.30% for the year ended December 31, 2008, from 6.84% for the year ended December 31, 2007. The decrease was primarily the result of prime rate based adjustable rate loans, home equity loans and commercial loans re-pricing to lower rates as the prime rate decreased from 7.25% to 3.25% as the result of Federal Reserve rate cuts. Interest rates on other types of loans have remained relatively stable. We anticipate this trend to continue for the short term.

Total average interest-earning assets decreased $1.8 million from December 31, 2007, to December 31, 2008, due to decreased loan demand. The weighted average yield on interest-earning assets decreased 59 basis points from 6.71% to 6.12% during the same period.

Interest Expense. Interest expense decreased $937,000, or 21.3%, to $3.4 million for the year ended December 31, 2008, from $4.4 million for the year ended December 31, 2007. The decrease was a result of a decrease in the average balance of deposits and a decrease in the average rate paid on both deposits and Federal Home Loan Bank advances as a result of the lower interest rate environment and our decreased reliance on wholesale and brokered deposits. We paid $47,000 and $57,000 in interest, respectively, on our bank line of credit during the quarter ended December 31, 2008 and December 31, 2007. The average cost of interest-bearing liabilities decreased from 4.3% for the year ended December 31, 2007 to 3.5% for the year ended December 31, 2008.

Interest paid on deposits decreased $856,000, or 34.2%, to $2.3 million for the year ended December 31, 2008 from $3.1 million for the year ended December 31, 2007. This reflects our shift from wholesale and brokered deposits to Federal Home Loan Bank advances, lower interest rates generally as well as a relative increase in lower cost demand accounts.

Interest expense on Federal Home Loan Bank advances decreased $72,000 or 6.0%, to $1.1 million for the year ended December 31, 2008, from $1.2 million for the year ended December 31, 2007. This decrease resulted from decreasing rates on the repricing of our advances and an increase in the average balance of outstanding Federal Home Loan Bank advances of $8.5 million for the year ended December 31, 2008, from $22.7 million for the year ended December 31, 2007.

During 2008, we decreased wholesale and brokered deposits as a result of losing well-capitalized status and the lower cost of Federal Home Loan Bank advances. During 2008, short-term interest rates decreased slightly, which produced a positively sloped yield curve. The decrease in short-term interest rates has had a favorable impact on our interest expense. If this trend continues we will see further reductions in our interest expense and an improved net interest margin. No assurance can be given that this will occur.

Net Interest Income. Net interest income before provision for loan losses increased by $216,000, or 8.6% for the year ended December 31, 2008, to $2.7 million compared to $2.5 million for the year ended December 31, 2007. The increase in net interest income in 2008 was due to interest expense decreasing more rapidly than interest income. Our net interest margin was 2.54% for the year ended December 31, 2008, compared to 2.45% for the year ended December 31, 2007.

Provision for Loan Losses. We establish the provision for loan losses, which is charged to operations, at a level management believes will adjust the allowance for loan losses to reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

Based on management's evaluation of these factors, provisions of $930,000 and $258,000 were made during the year ended December 31, 2008 and December 31, 2007, respectively. The increase in the provision for loan losses was due primarily to increased delinquencies and net charge-offs during 2008 compared to 2007. During the year ended December 31, 2008, net charge-offs were $580,000 compared to $288,000 for the same period in 2007. The ratio of non-performing loans to total loans increased from 2.02% at December 31, 2007, to 3.55% at December 31, 2008. Non-performing loans at December 31, 2008, consisted of $1.6 million in residential mortgage loans, $7,000 in consumer loans and $1.7 million in commercial loans. The increase in the level of non-performing loans during the year ended December 31, 2008, is a result of the continuing decline in the southwest Michigan economy and such national factors as increased fuel cost and the higher cost of consumer credit.

Non-interest Income. Non-interest income decreased $343,000 or 69.9% to $148,000 for the year ended December 31, 2008, compared to $491,000 for the same period in 2007. The decrease in non-interest income during the 2008 period was primarily due to the $282,000 impairment of a mortgage-backed mutual fund and a $37,000 loss on a repossessed property compared to a $50,000 gain on the sale of properties in 2007.

Non-Interest Expense. Non-interest expense increased $275,000, or 7.6%, from $3.6 million for the year period ended December 31, 2007 to $3.9 million for the year ended December 31, 2008. Increases in expenses of $177,000 for regulatory assessments, $38,000 for salaries and employee benefits, $67,000 for administrative services and $65,000 for professional services were offset by decreases of $61,000 for premises and equipment, $9,000 in advertising costs and $5,000 for the amortization of intangibles. The increase in regulatory assessments is primarily due to an increase in the general assessment rate from 2007.

Income Tax Benefit. During 2007, management concluded, based on higher than expected operating losses and a difficult operating environment, that a valuation allowance should be established to reduce the net deferred tax asset at December 31, 2007 to zero. This valuation allowance increased the net loss for the year ended December 31, 2007 and decreased shareholders' equity but did not affect regulatory capital. As a result of the establishment of the valuation allowance, no tax benefit has been recorded in the income statement at December 31, 2008.

Liquidity and Commitments

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure safe and sound operations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. The consolidated statements of cash flows included in our consolidated financial statements and notes beginning on page F-1 detail cash flows from operating, investing and financing activities.

Liquidity management is both a daily and long-term function of the management of the Company and the Bank. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund deposit withdrawals and to fund loan commitments. The Bank has adopted the new liquidity management policy required in its supervisory agreement with the OTS.

The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

We maintain cash and investments that qualify as liquid assets to maintain liquidity to ensure safe and sound operation and meet demands for funds (particularly withdrawals of deposits). At December 31, 2008, the Bank had $9.5 million in cash and investment securities on a consolidated basis available for sale generally available for its cash needs, of which $8.6 million was available to the Bank on an unconsolidated basis. The Company has $170,000 which is adequate to meet its needs for the foreseeable future.

The Bank's liquidity position at December 31, 2008 was $8.7 million compared to $7.1 million at December 31, 2007. This increase reflects the proceeds from the sale of $3.8 million of residential loans and new Federal Home Loan Bank advances of $9.3 million. For liquidity management purposes we can generate funds from additional borrowings, deposit gathering activities and loan sales. At December 31, 2008, we had $7.4 million in outstanding loan commitments, including unused lines of credit. Certificates of deposit scheduled to mature in one year or less at December 31, 2008, totaled $37.6 million. It is management's policy to maintain deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank. However, because the Bank has become adequately capitalized, it may not accept or renew brokered deposits without regulatory approval. See "Capital." At December 31, 2008, we had $6.4 million in wholesale or brokered deposits, which is an $18.0 million, or 73.6%, decrease from the level at December 31, 2007. At December 31, 2008, the Bank had the ability to borrow an additional $725,000 in Federal Home Loan Bank advances. Because of the Bank's limited ability to borrow from the Federal Home Loan Bank and the inability to currently utilize brokered deposits the Bank has, and anticipates continuing to, obtained deposits in the national market to meet funding needs. The interest rates the Bank has paid to obtain national market deposits have generally ranged from being equivalent to the rate offered in the local market to 0.5% above the local rate The Bank is also maintaining higher levels of liquidity to provide added flexibility due to its' limited sources for liquidity.

Local deposit flows have been stable over the last twelve months. Local savings flows do not appear to have been materially impacted by local economic conditions although a continuation of higher unemployment levels and decreased economic activity could result in decreased personal and business savings. Interest rates on deposits offered in the local market have been above average in relation to national averages due to the competitiveness of the local market. . In the event we experience unexpected withdrawals of deposits or are unable to renew the majority of our maturing certificates of deposit at acceptable rates, we could have difficulty funding our ongoing operations.

Off-Balance Sheet Activities

In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements. These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. These transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For the year ended December 31, 2008, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at December 31, 2008, is as follows:

Off-balance sheet loan commitments:	
Commitments to make loans................................	$965,000
Undisbursed portion of loans closed....................	903,000
Unused lines of credit..	5,549,000
Total loan commitments	$7,417,000

Capital

The Bank is subject to minimum capital requirements imposed by the OTS. Based on its capital levels at December 31, 2008, the Bank exceeded these requirements as of that date. Effective June 30, 2008, as a result of the $78,000 write-down of our mortgage-backed securities mutual fund investment and continued operating losses, the Bank's risk based capital fell to below 10%, and it lost well-capitalized status. As reflected below, the Bank met the minimum capital ratios to be considered adequately-capitalized by the OTS based on its capital levels at December 31, 2008. As a result of our operating losses, we do not expect to return to well-capitalized and there can be no assurance that we will continue to meet the adequately-capitalized standards.

The Bank is currently under a supervisory directive and supervisory agreement from the OTS. Because the Bank's capital level has fallen below well-capitalized status, the OTS may initiate additional enforcement action against the Bank. See "- Overview and Recent Regulatory Matters". Failure to maintain well-capitalized status is also a default under our bank loan. We have received forbearance letters from our lender for this and other events of default under that loan. This forbearance is in place through June 30, 2009. The lending bank may not grant additional forbearance beyond June 30, 2009. Because the Bank has fallen below well-capitalized status, it may not accept or renew brokered deposits without regulatory approval from the FDIC, which has been applied for. There can be no assurances when, or if, this FDIC approval will be received.

	Actual		Required for Adequately-Capitalized Status		Excess	
	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]	Amount	Percent of Assets[1]
	(Dollars in thousands)					
Tier 1 leverage (core) capital ratio	$5,014	4.5%	$4,440	4.0%	$574	0.5%
Tier 1 risk-based capital ratio	5,014	7.1	2,815	4.0	2,199	2.0
Total risk-based capital ratio	5,872	8.4	5,629	8.0	243	0.3

[1] Ratio is a percent of adjusted total assets of $110.9 million for the Tier 1 leverage capital ratio and a percent of risk-weighted assets of $70.3 million for the Tier 1 and total risk-based capital ratios.

Impact of Inflation

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since these prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

MAINSTREET FINANCIAL CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

(THIS PAGE LEFT INTENTIONALLY BLANK)

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
MainStreet Financial Corporation
Hastings, Michigan

We have audited the accompanying consolidated balance sheets of MainStreet Financial Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MainStreet Financial Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Crowe Horwath LLP

Grand Rapids, Michigan
March 31, 2009

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and due from financial institutions	$2,336,048	$1,995,698
Interest-bearing deposits	5,587,338	3,175,605
Cash and cash equivalents	7,923,386	5,171,303
Securities available for sale	1,584,990	1,924,413
Loans, net of allowance of $858,370 and $508,364	93,879,925	100,149,716
Federal Home Loan Bank (FHLB) stock	1,785,000	1,589,000
Accrued interest receivable	550,079	605,241
Premises and equipment, net	3,389,961	3,557,518
Intangible assets	697,764	856,035
Other real estate owned	1,861,048	910,846
Other assets	135,961	264,076
	$111,808,114	$115,028,148
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Noninterest-bearing	$4,742,394	$5,278,694
Interest-bearing	64,664,994	74,126,373
	69,407,388	79,405,067
FHLB advances	35,700,000	26,400,000
Note payable	700,000	700,000
ESOP note payable	227,424	255,852
Accrued interest payable	64,329	189,015
Advance payments by borrowers for taxes and insurance	137,073	100,412
Deferred compensation liability	-	506,737
Accrued expenses and other liabilities	369,853	316,796
Total liabilities	106,606,067	107,873,879
Commitments and contingencies		
Shareholders' equity		
Common stock - $.01 par value, 9,000,000 shares authorized, 756,068 shares issued and outstanding at December 31, 2008 and 2007	7,561	7,561
Additional paid in capital	2,799,766	2,821,602
Unearned ESOP	(213,738)	(247,856)
Retained earnings	2,620,794	4,603,116
Accumulated other comprehensive income (loss)	(12,336)	(30,154)
	5,202,047	7,154,269
	$111,808,114	$115,028,148

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2008 and 2007

	2008	2007
Interest income		
Loans, including related fees	$5,943,235	$6,489,711
Taxable securities	166,895	191,517
Other	56,981	206,622
	6,167,111	6,887,850
Interest expense		
Deposits	2,264,580	3,120,113
FHLB advances	1,128,623	1,200,238
Other	46,844	56,670
	3,440,047	4,377,021
Net interest income	2,727,064	2,510,829
Provision for loan losses	929,901	258,000
Net interest income after provision for loan losses	1,797,163	2,252,829
Noninterest income		
Fees and service charges	388,791	389,210
Loss on securities	(281,544)	-
Gain (loss) on sale of loans	31,112	21,786
Gain (loss) on sale of repossessed assets	(36,954)	49,526
Other	46,947	30,791
	148,352	491,313
Noninterest expenses		
Salaries and employee benefits	1,768,549	1,731,050
Premises and equipment, net	498,999	559,732
Administrative and general expenses	598,739	530,635
Data processing through service bureau	256,726	255,410
Amortization of intangible assets	158,271	162,907
Regulatory assessments	266,251	89,418
Professional services	309,340	244,165
Advertising and public relations	70,962	79,783
	3,927,837	3,653,100
Loss before income taxes	(1,982,322)	(908,958)
Federal income tax expense (benefit)	-	436,585
Net loss	$(1,982,322)	$(1,345,543)
Basic and diluted earnings (loss) per share	$(2.70)	$(1.84)

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance – January 1, 2007	$7,561	$2,939,677	$5,948,659	$(284,280)	$(12,675)	$8,598,942
Net loss	-	-	(1,345,543)	-	-	(1,345,543)
Change in net unrealized gain/loss on securities available for sale, net of tax	-	-	-	-	(17,479)	(17,479)
Comprehensive loss	-	-	-	-	-	(1,363,022)
Public offering costs	-	(114,993)	-	-	-	(114,993)
Earned ESOP Shares	-	(3,082)	-	36,424	-	33,342
Balance – December 31, 2007	7,561	2,821,602	4,603,116	(247,856)	(30,154)	7,154,269
Net loss	-	-	(1,982,322)	-	-	(1,982,322)
Change in net unrealized gain/loss on securities available for sale, net of tax	-	-	-	-	17,818	17,818
Comprehensive loss	-	-	-	-	-	(1,964,504)
Earned ESOP Shares	-	(21,836)	-	34,118	-	12,282
Balance – December 31, 2008	$7,561	$2,799,766	$2,620,794	$(213,738)	$(12,336)	$5,202,047

See accompanying notes to consolidated financial statements.

MAINSTREET FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$(1,982,322)	$(1,345,543)
Adjustments to reconcile net income (loss) to net cash from operating activities		
Depreciation	179,028	246,897
Amortization, net of accretion		
Securities	3,006	3,816
Loans	977	(5,123)
Intangible assets	158,271	162,907
Provision for loan losses	929,901	258,000
Loans originated for sale	(3,130,290)	(1,724,640)
Proceeds from sales of loans originated for sale	3,161,402	1,746,426
Other – than – temporary impairment of securities	281,544	-
Gain on sale of loans	(31,112)	(21,786)
ESOP expense	12,282	33,342
(Gain) loss on sale of other real estate owned	36,954	(49,526)
Change in assets and liabilities		
Change in deferred fees and discounts	21,929	29,391
Accrued interest receivable	55,162	129,658
Other assets	128,116	221,709
Accrued interest payable	(124,686)	57,604
Other liabilities	(453,680)	141,690
Net cash from (used for) operating activities	(753,518)	(115,178)
Cash flows from investing activities		
Activity in available-for-sale securities:		
Principal repayments, maturities, and calls	72,690	149,215
Purchases of FHLB stock	(196,000)	-
Loan originations and payments, net	233,250	(752,147)
Loans sold from portfolio	3,874,571	-
Sales of other real estate owned	258,668	609,007
Purchases of premises and equipment, net	(11,471)	(120,212)
Net cash used for investing activities	4,231,708	(114,137)

(Continued)

	2008	2007
Cash flows from financing activities		
Net change in deposits	$(9,997,679)	$(3,296,226)
Proceeds from Federal Home Loan Bank advances	46,780,000	35,300,000
Repayment of Federal Home Loan Bank advances	(37,480,000)	(30,300,000)
Payments on ESOP loan	(28,428)	(28,428)
Public offering costs	-	(114,993)
Net cash from (used for) financing activities	(726,107)	1,560,353
Net change in cash and cash equivalents	2,752,083	1,331,038
Cash and cash equivalents at beginning of year	5,171,303	3,840,265
Cash and cash equivalents at end of year	$7,923,386	$5,171,303
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Interest	$3,564,733	$4,319,417
Supplemental disclosures of noncash activities		
Transfer of loans to other real estate	$1,245,824	$1,017,795

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of MainStreet Financial Corporation, its wholly owned subsidiary MainStreet Savings Bank, FSB (the Bank) and the Bank's wholly owned subsidiaries, HSL Services, Inc., an investment services corporation and MainStreet Financial Services, Inc., an investment and insurance corporation, collectively referred to as "the Company." The financial statements do not include the accounts of MainStreet Financial Corporation's parent company, MainStreet Financial Corporation, MHC, which owns 53% of the Company's common stock. Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Barry and Ionia counties of Michigan. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses. Real estate loans are secured by both residential and commercial real estate. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

In December 2006, the Company completed a minority stock offering. MainStreet Financial Corporation, MHC, retained majority ownership of the Company. The offering raised external capital of $3,554,000, before expenses, through the sale of 47% of the Company's stock. Capital raising costs were deferred and deducted from the proceeds of the shares sold in the offering.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments, deferred tax asset valuation and the carrying values of intangible assets and other real estate owned are particularly subject to change.

Statement of Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as available for sale because they might be sold before maturity. These securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated.

Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest income on mortgage, installment and commercial loans is discontinued at the time the loan is 90 days past due unless the loan is well secured and in the process of collection. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value, defined as estimated sales value less costs to sell, when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from five to ten years.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets: Intangible assets, allocated core deposit value and unidentified intangibles related to a branch purchase were recorded at fair value at acquisition and are amortized to expense over their estimated useful lives. Core deposit amortization is being recognized using an accelerated method over 10 years and unidentified intangibles are being amortized using a straight line method over 15 years. These assets are reviewed for impairment when events indicate carrying value may not be recoverable.

Long-Term Assets: Premises and equipment and intangible assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from undiscounted future cash flows. If impaired, the assets are recorded at fair value.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. The Company recognizes interest and/or penalties related to income tax matters, if any, in income tax expense.

Employee Benefits: The Company provides retirement benefits for eligible full-time employees through contributions to the Financial Institutions Retirement Fund (FIRF), a qualified multiple-employer defined benefit pension fund. The Company's policy is to fund pension costs accrued. Pension expense is based on required contributions to that plan. The Company also sponsors a 401(k) plan and provides matching contributions for a portion of employee 401(k) plan deferrals. 401(k) plan expense is the amount the Company has committed to contribute to match employee contributions for the year.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Off-Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which is also recognized as a separate component of equity.

Employee Stock Ownership Plan (ESOP): In conjunction with the 2006 stock offering, the Company formed an ESOP which borrowed $284,280 from a financial institution and acquired 28,428 shares of the Company's stock. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the periods which was 734,410 shares for 2008 and 729,554 for 2007. ESOP shares are considered outstanding for this calculation unless unearned. There are currently no potentially dilutive common shares issuable under stock options or other programs. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Federal Home Loan Bank (FHLB) Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters at December 31, 2008 or 2007 that will have a material effect on the financial statements.

Dividend Restrictions: The Company cannot pay dividends for the foreseeable future due to its capital levels and other factors. See Note 12.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued Accounting Standards:
In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. As a result of adopting this standard, the Company added additional disclosures to the Notes to the financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

(Continued)

NOTE 2 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2008			
Mortgage-backed securities	$760,735	$4,619	$16,955
Mutual fund investment	824,255	-	-
	$1,584,990	$4,619	$16,955
2007			
Mortgage-backed securities	$886,048	$7,187	$13,690
Mutual fund investment	1,038,365	-	23,651
	$1,924,413	$7,187	$37,341

Mortgage-backed securities are issued by U.S. Government-sponsored entities. The mutual fund invests primarily in short-term adjustable rate mortgage-backed securities.

There were no sales of securities or mutual fund shares in 2008 or 2007.

Securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2008						
Mortgage-backed	$252,546	$(1,550)	$355,804	$(15,405)	$608,350	$(16,955)
2007						
Mortgage-backed	$ -	$ -	$399,927	$(13,690)	$399,927	$(13,690)
Mutual fund	-	-	1,038,365	(23,651)	1,038,365	(23,651)
	$ -	$ -	$1,438,292	$(37,341)	$1,438,292	$(37,341)

During 2008, management determined its mutual fund investment was other-than-temporarily impaired. As a result, management recognized impairment losses of $281,544 during 2008.

For mortgage-backed securities a loss has been recognized into income because management has the intent and ability to hold these securities for the foreseeable future.

NOTE 2 – SECURITIES (Continued)

The decline in the fair value of the mortgage-backed securities is expected to recover as these securities approach their maturity date or as interest rates change.
Mortgage-backed securities with a carrying value of approximately $773,000 at December 31, 2008 were pledged to secure FHLB advances.

NOTE 3 – LOANS

Loans at year end are summarized as follows:

	2008	2007
Real estate loans secured by:		
One-to-four-family residential properties	$69,823,086	$74,463,818
Home Equity	6,633,707	5,476,501
Construction and development projects	2,163,404	2,054,384
Commercial real estate and business loans	11,462,447	12,868,148
Consumer loans	5,494,396	6,172,793
Less:		
Loans in process	(903,026)	(418,938)
Deferred (fees) and costs, net	64,281	41,374
Allowance for loan losses	(858,370)	(508,364)
Loans, net	$93,879,925	$100,149,716

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of such loans was approximately $7,274,000 and $3,919,000 at December 31, 2008 and 2007.

Activity in the allowance for loan losses is summarized as follows:

	2008	2007
Balance at beginning of period	$508,364	$537,667
Provision charged to income	929,901	258,000
Recoveries	18,396	56,045
Charge-offs	(598,291)	(343,348)
Balance at end of period	$858,370	$508,364

(Continued)

NOTE 3 – LOANS (Continued)

Impaired loans, as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, were as follows:

	2008	2007
Year-end loans with no allocated allowance for loan losses	$1,394,000	$794,000
Year-end loans with allocated allowance for loan losses	729,000	420,000
Total	$2,123,000	$1,214,000

	2008	2007
Amount of the allowance allocated	$170,000	$59,000

	2008	2007
Average of individually impaired loans during year	$2,110,000	$1,214,000
Interest income recognized during impairment	15,330	---
Cash-basis interest income recognized	6,840	---

Nonperforming loans were as follows:

	2008	2007
Loans past due over 90 days still on accrual	$988,488	$552,778
Nonaccrual loans	2,349,974	1,479,177

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Specific loans secured by one-to-four-family residences with a carrying value of approximately $49,755,000 and $40,707,000 at December 31, 2008 and 2007 were pledged to secure FHLB advances.

NOTE 4 - PREMISES AND EQUIPMENT

A summary of premises and equipment at period end is as follows:

	2008	2007
Land and improvements	$712,658	$705,822
Buildings	4,059,138	4,059,138
Furniture and equipment	2,039,669	2,035,034
	6,811,465	6,799,994
Accumulated depreciation	(3,421,504)	(3,242,476)
	$3,389,961	$3,557,518

Depreciation expense was $179,028 and $246,897 for 2008 and 2007.

Operating Leases: The Company leases certain branch properties under operating leases. Rent expense was $61,169 and $54,166 for the calendar years 2008 and 2007. Firm rent commitments at December 31, 2008, including consideration of termination options and not including renewal options that generally are present, were not significant at December 31, 2008.

NOTE 5 – INTANGIBLE ASSETS

	2008		2007	
	Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Gross Accumulated Amortization
Amortized intangible assets:				
Core deposit intangible	$-	$-	$379,957	$376,744
Other unidentified intangibles	2,327,038	1,629,273	2,327,038	1,474,215
	$2,327,038	$1,629,273	$2,706,995	$1,850,959

The Company's core deposit intangible was fully amortized during 2008.

Aggregate amortization expense was $158,271 and $162,907 for the years ended December 31, 2008 and 2007.

(Continued)

NOTE 5 – INTANGIBLE ASSETS (Continued)

Estimated amortization expense for each of the next five years:

2009	$155,059
2010	155,059
2011	155,059
2012	155,059
2013	77,529

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts (including certificates of deposit) with a minimum denomination of $100,000 was approximately $30,228,000 and $44,368,000 at December 31, 2008 and 2007.

Brokered deposits totaled approximately $6,448,000 and $24,448,000 at December 31, 2008 and 2007. At December 31, 2008 and December 31, 2007, brokered deposits had interest rates ranging from 3.55% to 5.25% and 4.65% to 5.35%, respectively. In general, deposit amounts greater than $250,000 are not insured.

At December 31, 2008, the scheduled maturities of certificates of deposits are as follows:

2009	$37,578,964
2010	4,758,262
2011	713,813
2012	251,779
2013	395,740
Thereafter	40,690
	$43,739,248

Interest expense by deposit type for the period indicated is as follows:

	2008	2007
Savings	$34,000	$36,000
Demand/NOW	188,000	134,000
Certificates	2,043,000	2,950,000
	$2,265,000	$3,120,000

(Continued)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank at December 31, 2008 and 2007 were:

		December 31, 2008			*December 31, 2007*		
		Interest Rate Ranges	*Weighted Average Rate*	*Balance*	*Interest Rate Ranges*	*Weighted Average Rate*	*Balance*
Variable rate advan and payments due year:							
	2008				3.75%	3.75%	$2,000,000
	2009	.65	.65%	$23,500,000			
Fixed rate advances and payments due year:							
	2008				4.65 to 5.53%	5.07%	15,000,000
	2009	2.51 to 4.92%	4.13	9,800,000	4.08 to 4.92	4.68	7,000,000
	2010	4.98%	4.98	2,400,000	4.98	4.98	2,400,000
				$35,700,000			$26,400,000

All advances require monthly interest payments and are due, in full, at maturity.

Certain FHLB advances have put features that allow the FHLB to change the advance to variable rate, at its option. If that option is exercised, the Bank may repay the advance without penalty. Advances with such put features had a balance of $2,400,000 at December 31, 2008 and $9,400,000 at December 31, 2007.

FHLB advances are collateralized by specific loans and securities held by the FHLB. Prepayment of the advances is subject to the provisions, conditions and penalties of the credit policy of the Federal Home Loan Bank of Indianapolis.

NOTE 8 – EMPLOYEE BENEFITS

Participation in the Financial Institutions Retirement Fund includes all eligible employees. To be eligible, an employee must be at least 21 years old and work at least 1,000 hours over the prior year. There is no separate valuation of plan benefits nor segregation of plan assets specifically for the Company because the plan is a multiple-employer plan and separate actuarial valuations are not made with respect to each employer nor are the plan assets so segregated.

Plan contributions for the years ended December 31, 2008 and 2007 were $133,886 and $173,694, respectively.

Upon withdrawal from the plan, the Company would be required to continue to fund its share of the plan's unfunded vested benefits, if any. The Company, however, has no present intention of withdrawing from the plan.

The Company also sponsors a 401(k) plan that covers substantially all employees. Employees may elect to contribute to the plan from 1% to 15% of their salary subject to statutory limitations. The Company makes matching contributions equal to 50% of employee contributions. The Company's contributions for the years ended December 31, 2008 and 2007 were $29,216 and $19,892, respectively.

The Company has sponsored a deferred compensation plan that was available to senior officers and directors. Plan participants who elect to defer a portion of their salary received interest on the amount deferred at prevailing two-year certificate of deposit interest rates. Expense related to the plan was $11,118 and $19,049 for the years ended December 31, 2008 and 2007. The plan was discontinued in 2008 and the related liability of approximately $518,000 was paid to participants during the year.

(Continued)

NOTE 9 – ESOP PLAN

Employees participate in an Employee Stock Option Plan (ESOP). The ESOP borrowed $284,280 from another financial institution to purchase 28,428 shares of stock in the initial public offering at $10 per share. The Company makes discretionary contributions to the ESOP and may pay dividends on unallocated shares to the ESOP. The ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation. Compensation expense is based on the fair value of shares earned. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market.

Contributions to the ESOP for the years ended December 31, 2008 and 2007 were $49,536 and $52,883 respectively. Expense for 2008 and 2007 was $27,619 and $57,797.
Shares held by the ESOP we as follows:

	2008	2007
Allocated to participants	7,054	3,648
Unearned	21,374	24,780
Total ESOP shares	28,428	28,428
Fair value of unearned shares	$3,205	$156,114
Fair value of allocated shares subject to repurchase obligation	$1,059	$22,982

The ESOP was funded by a loan from another financial institution, which is guaranteed by the Company. The loan has a ten year term and requires annual principal and interest payments beginning in 2007. Upon payment, shares are released for allocation following a formula. The loan also requires the Company to comply with certain financial covenants, which, if not achieved could allow the lender to accelerate collection of the loan. As of December 31, 2008, the Company was not in compliance with certain covenants, but the lender has agreed to waive acceleration of loan collection. See Note 16 for further discussion.

(Continued)

NOTE 10 - FEDERAL INCOME TAXES

The provision for federal taxes consists of the following:

	2008	2007
Current	$ -	$ -
Deferred	(682,071)	(296,111)
Change in valuation allowance	682,071	732,696
	$ -	$436,585

The provision (benefit) for federal income taxes differs from that computed at the statutory corporate tax rate of 34% as follows:

	2008	2007
Tax expense (benefit) at statutory rate	$(673,989)	$(309,046)
Change in valuation allowance	682,071	732,696
Other	(8,082)	12,935
	$ -	$436,585

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2008	2007
Deferred tax assets		
Acquisition intangibles	$34,030	$41,588
Allowance for loan losses	305,907	179,712
Deferred compensation	-	172,291
Net operating loss carry-forward	1,219,608	489,461
Contribution carryforward	24,422	20,671
Non-accrual loan interest	66,317	55,575
Other	-	4,163
	1,650,284	963,461
Deferred tax liabilities		
FHLB dividends	(49,661)	(49,355)
Accumulated depreciation	(163,657)	(167,099)
Deferred loan costs	(22,199)	(14,311)
	(235,517)	(230,765)
Valuation allowance	(1,414,767)	(732,696)
Net deferred tax asset	$ -	$ -

(Continued)

NOTE 10 - FEDERAL INCOME TAXES (Continued)

At year-end 2008, the Company had federal net operating loss carryforwards of approximately $3,590,000. The net operating losses may be carried forward for 20 years and begin expiring in 2021. Management has determined that a valuation allowance to reduce deferred tax assets was needed at December 31, 2008.

Retained earnings at December 31, 2008 and 2007 include approximately $1,882,000 for which no federal income tax liability has been recorded. This amount represents an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amounts was approximately $640,000.

There were no unrecognized tax benefits at December 31, 2008. The Company does not expect the balance of unrecognized tax benefits to significantly change in the next twelve months. The Company is no longer subject to examination by the Internal Revenue Service for years prior to 2005.

NOTE 11 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates during 2008 were as follows:

Beginning balance	$1,757,981
New loans	1,243,460
Repayments	(1,335,039)
Ending balance	$1,666,402

Deposits from principal officers, directors, and their affiliates at year-end 2008 and 2007 were approximately $1,152,000 and $1,117,000.

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

(Continued)

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. See Note 18 for further discussion. At year-end 2008, the most recent regulatory notification categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital levels (in thousands) and minimum required levels were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
Total adjusted capital (to risk weighted assets)	$5,872	8.4%	$5,629	8.0%	$7,036	10.0%
Tier 1 (core) capital (to risk weighted assets)	5,014	7.1	2,815	4.0	4,222	6.0
Tier 1 (core) capital (to adjusted total assets)	5,014	4.5	4,440	4.0	5,549	5.0
Tangible capital (to adjusted total assets)	5,014	4.5	1,664	1.5	N/A	N/A
December 31, 2007						
Total adjusted capital (to risk weighted assets)	$7,204	10.2%	$5,655	8.0%	$7,069	10.0%
Tier 1 (core) capital (to risk weighted assets)	6,696	9.5	N/A	N/A	4,241	6.0
Tier 1 (core) capital (to adjusted total assets)	6,696	5.9	4,563	4.0	5,704	5.0

The Qualified Thrift Lender (QTL) test requires 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter. It is management's opinion that the QTL test was met as of December 31, 2008 and 2007.

(Continued)

NOTE 12 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

The Bank was notified by the Office of Thrift Supervision (OTS) in February 2008 that it was deemed to be in "troubled" condition, and, as a result, is subject to specified operating restrictions which include limitations on asset growth and prior regulatory of certain compensation agreements proposed transactions with affiliates. In March 2008, OTS asked the Bank to enter into a supervisory agreement to address their concerns regarding the financial condition of the Bank. Among other things, the supervisory agreement limits growth, precludes dividend payments, required the Bank to prepare and submit an updated business plan and to provide regular reports on classified assets.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount and terms of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

As of December 31, 2008 and 2007, the Company had the following:

	2008	2007
Commitments to make loans	$965,000	$161,000
Unused lines of credit	5,549,000	5,323,000
Loans in process	903,000	419,000

Fixed rate loan commitments as of December 31, 2008 and 2007 were $961,000 and $161,000. These commitments had interest rates ranging from 5.38% to 6.50% at December 31, 2008 (6.38% to 7.38% at December 31, 2007) and maturities of 5 years at December 31, 2008 (four to five years at December 31, 2007). Variable rate loan commitments are at market rates and were $4,000 and $0 at December 31, 2008 and 2007.

Since certain commitments to make loans and fund loans in process expire without being used, the amount does not necessarily represent future cash commitments. Commitment periods are generally for 45 days. No losses are anticipated as a result of these transactions.

(Continued)

NOTE 14 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effect were as follows:

	2008	2007
Unrealized holding gains (losses) on available for sale securities	$(263,726)	$(10,949)
Reclassification adjustments for (gains) and losses later recognized	281,544	-
Net unrealized gain (loss)	17,818	(10,949)
Income tax expense (benefit)	-	(6,530)
Other comprehensive income (loss)	$17,818	$(17,479)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS FAIR VALUE MEASUREMENTS:

Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the value that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable

(Continued)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS
FAIR VALUE MEASUREMENTS: (Continued)

sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008 Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available for sale securities	$1,585,000		$1,585,000	

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurements at December 31, 2008 Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans	$729,000			$559,000

Impaired loans, which are measured for impairment using the fair value of collateral for collateral dependent loans, had a principal balance of $729,000, with a valuation allowance of $170,000, resulting in additional provision for loan losses of $111,000.

(Continued)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS
FAIR VALUE MEASUREMENTS: (Continued)

Carrying amount and estimated fair values of financial instruments (in thousands) were as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$7,923	$7,923	$5,171	$5,171
Securities	1,585	1,585	1,924	1,924
Loans, net	93,880	90,894	100,150	99,891
FHLB stock	1,785	N/A	1,589	N/A
Accrued interest receivable	550	550	605	605
Financial liabilities				
Deposits	$69,407	$70,418	$79,405	$80,091
FHLB advances	35,700	35,995	26,400	26,624
Notes payable	927	927	956	956
Accrued interest payable	64	64	189	189

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. It was not practicable to estimate the fair value of the FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.

(Continued)

NOTE 16 – NOTES PAYABLE

On December 31, 2008 and 2007, the Company's balance in its commercial bank line of credit was $700,000. This line of credit was obtained in prior years. The loan matures on June 15, 2010, requires quarterly interest payments at a rate of 3% over three-month LIBOR and is secured by a pledge of the Bank's common stock. The loan agreement contains certain financial covenants which, if not complied with, could allow the lender to accelerate repayment of the loan.

At December 31, 2008 and 2007, the Company was not in compliance with certain of these covenants, yet the lender has agreed not to accelerate collection of the loan until June 30, 2009 provided there are no further events of default.

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

Following are condensed parent company only financial statements:

CONDENSED BALANCE SHEETS

	2008	2007
ASSETS		
Cash and cash equivalents	$169,930	$260,709
Investment in Bank subsidiary	5,927,042	7,778,032
Other assets	32,499	71,380
Total assets	$6,129,471	$8,110,121
LIABILITIES AND SHAREHOLDERS' EQUITY		
Note payable	$700,000	$700,000
ESOP note payable	227,424	255,852
Total liabilities	927,424	955,852
Shareholders' equity	5,202,047	7,154,269
Total liabilities and shareholders' equity	$6,129,471	$8,110,121

(Continued)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
(Continued)

CONDENSED STATEMENTS OF INCOME

	2008	2007
Income		
Interest income	$2,695	$6,325
Expense		
Interest expense	46,844	56,670
Other expense	85,511	85,561
Total expense	132,355	142,231
Loss before income tax and equity in undistributed net loss of subsidiaries	(129,660)	(135,906)
Equity in undistributed net loss of subsidiary	(1,852,662)	(1,140,372)
Loss before income tax benefit (expense)	(1,982,322)	(1,276,278)
Income tax benefit (expense)	-	(69,265)
Net loss	$(1,982,322)	$(1,345,543)

(Continued)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2008	2007
Cash flows from operating activities		
Net income (loss)	$(1,982,322)	$(1,345,543)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Equity in loss of subsidiary	1,852,662	1,140,372
(Increase) decrease in other assets	38,881	(2,115)
Increase (decrease) in other liabilities	28,428	(49,350)
Net cash used for operating activities	(62,351)	(256,636)
Cash flows from investing activities		
Investment in subsidiary	-	(62,695)
Net cash used for investing activities	-	(62,695)
Cash flows from financing activities		
Public offering costs	-	(114,993)
Payments on note payable	(28,428)	(28,428)
Net cash from financing activities	(28,428)	(143,421)
Net change in cash and cash equivalents	(90,779)	(462,752)
Cash and cash equivalents at beginning of year	260,709	723,461
Cash and cash equivalents at end of year	$169,930	$260,709

NOTE 18 – MANAGEMENT'S PLANS REGARDING CONTINUING OPERATIONS

The Company recorded significant operating losses in 2008 and 2007 resulting primarily from increased levels of problem loans and substantially higher provisions for loan losses. In addition, in 2008 the Company recorded other-than-temporary losses on a mutual fund investment and incurred higher regulatory assessments and deposit insurance costs. These increased costs more than offset the benefit of their increased net interest margin.

Management has undertaken a variety of initiatives to manage overhead costs, improve net interest income and non interest income and manage loan related costs. However, the difficult economic environment is negatively impacting the Company's customers' ability to repay their loans and the value of the collateral securing their loans. In addition, it is likely that regulatory and deposit insurance assessments will continue to increase in 2009 and the Bank's primarily regulators deal with the environment.

Management believes the Company has sufficient liquid assets and access to alternative funding sources to continue to operate normally. As described in Note 16, the covenant violations affecting the Company's notes payable have been waived, thus they are not currently due. While the waiver is until June 30, 2009, the lender has historically granted such waivers and management expects they will continue to work with the Company in the future.

As described in Note 12, these operating losses resulted in the Bank no longer being considered well capitalized, as defined by its federal regulator. Further, the Company's primary regulator deemed the Bank to be in "troubled" condition and required the Bank to enter into a supervisory agreement in March 2008 which, among other thing, restricts asset growth and requires ongoing reporting and increased supervision. At December 31, 2008, the Bank was adequately capitalized and its total risk based capital ratio of 8.35% only exceeded the adequately capitalized minimum by approximately $240,000. Accordingly, if operating losses continue and management is not able to sufficiently reduce risk weighted assets or raise additional capital, it is possible that the Bank will become undercapitalized and could, then become subject to additional regulatory operation restrictions or, potentially, be ordered to raise capital or undertake other actions that it may or may not be able to achieve.